

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 9, 2022

Mark Doerr
Chief Executive Officer
MedAvail Holdings, Inc.
6665 Millcreek Drive, Suite 1
Mississauga, Ontario, Canada L5N 5M4

      Re: MedAvail Holdings, Inc.
            Registration Statement on Form S-3
            Filed on June 3, 2022
            File No. 333-265402

Dear Mr. Doerr:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Janice Adeloye at 202-551-3034 or Cara Wirth at 202-551-7127 with any questions.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Trade & Services